SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CAMINUS CORPORATION

(Name of Subject Company)

Caminus Corporation

(Name of Person(s) Filing Statement)

Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

133766 10 5

(CUSIP Number of Class of Securities)

William P. Lyons

President and Chief Executive Officer

Caminus Corporation

825 Third Avenue

New York, New York 10022

Tel: (212) 515-3600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Anthony T. Iler, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

Tel: (310) 277-1010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Caminus Corporation, a Delaware corporation, (the “Company”) with the Securities and Exchange Commission on January 29, 2003 (the “Schedule 14D-9”) relating to an offer by Rapid Resources Inc., a Delaware corporation and wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended by adding the following at the end thereof:

On February 6, 2003, Parent received a Request for Additional Information and Documentary Material (“Second Request”), and the Company received a Civil Investigative Demand, from the Antitrust Division of the Department of Justice (the “Antitrust Division”) in connection with the Antitrust Division’s review of the Offer under the HSR Act. The Second Request extends the waiting period for regulatory review under the HSR Act until 10 days after Parent complies with the Second Request, unless the process is terminated earlier by the Antitrust Divison. The Civil Investigative Demand issued to the Company does not affect the HSR Act waiting period. Each of Parent and the Company intends to comply with its respective request for information promptly. On February 7, 2003, Parent and the Company issued a joint press release, a copy of which is attached hereto as Exhibit (a)(5)(B), announcing the receipt of the Second Request and the Civil Investigative Demand.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated January 29, 2003
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Client for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)*	Summary Advertisement as published in the Wall Street Journal on January 29, 2003
(a)(1)(H)*	Joint Press Release issued by the Company and Parent on January 21, 2003
(a)(2)*	Letter to Stockholders from William P. Lyons, President and Chief Executive Officer of the Company, dated January 29, 2003
(a)(5)(A)*	Opinion of Banc of America Securities LLC, dated dated January 18, 2003
(a)(5)(B)	Joint Press Release, dated February 7, 2003, entitled “SunGard and CaminusReceive Requests for Information from the Department of Justice, Antitrust

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Division, in Connection with SunGard’s Tender Offer to Purchase All Outstanding Shares of Caminus”
(e)(1)*	Agreement and Plan of Merger, dated as of January 20, 2003, among Parent, Purchaser and the Company
(e)(2)*	Tender and Voting Agreement
(e)(3)*	Confidentiality Agreement
(e)(4)*	Information Statement pursuant to Section 14(f) of the Securities Exchange
Act of 1934, as amended, and Rule 14f-1 thereunder
(g)	None

*      Previously filed

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003	CAMINUS CORPORATION

	By:	/S/ WILLIAM P. LYONS
Name: William P. Lyons
Title: President and Chief Executive Officer

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